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                                                                    Exhibit 99.2

                                                                   (OLICOM LOGO)

                                   SUMMARY OF
                       THE FINANCIAL STATEMENTS FOR 2002

     Below the main contents of the Financial Statements of Olicom A/S ("Olicom" or the "Company") for the year ended December 31, 2002, are rendered, followed by an overview of selected financial data. The following should be read in conjunction with, and is qualified in its entirety by Olicom's financial statements and the related notes thereto, which are available at http://www.olicom.com in both a Danish and an English version.

     - Commencing with financial year 2002, Olicom changed its accounting policy regarding the valuation of its investments in affiliated companies. Prior to financial year 2002, such investments were accounted for by the equity method of accounting at the pro rata share of investee equity, with the addition of goodwill and the deduction of amortization of goodwill. Commencing with financial year 2002, the valuation of investments in affiliated companies will be made on the basis of the estimated market value of investments, measured as the cost of investment, as adjusted by subsequent write-ups and write-downs. A write-down of value will be made in cases where the development of the portfolio company has not been as expected and the change in expectation is not considered to be temporary. A write-up of an investment in a portfolio company will be made where the development of the portfolio company exceeds expectations and where the change is not considered to be temporary.

       The decision to change the Company's accounting policy has been made in order to better present a fair view of the Company's assets, its financial position and results. The change also facilitates comparison between the Company's financial statements and those of other Danish and international venture capital companies, as the Company's accounting policy will be more consistent with generally applied accounting principles utilized by such companies.

       To facilitate comparison, the Company's comparative figures have been adjusted in accordance with the new accounting policy.

     - For 2002, the Company's net loss was DKK 18.2 million (US$2.6 million), which is consistent with the previously announced expectations for 2002. The result of primary operations was a loss of DKK 39.5 million (US$5.6 million), of which write-downs of investments in portfolio companies amounted to DKK 22.8 million (US$3.2 million). The result of discontinued business was a profit of DKK 15 million (US$2.1 million), which primarily relates to the termination of lease commitments with lower costs than originally expected and the refund of customs duty.

     - Shareholders' equity at year-end was DKK 227 million (US$32.1 million), corresponding to DKK 13.40 (US$1.89) per share outstanding by the end of 2002.

     - The Company's cash position at the end of 2002 amounted to DKK 95 million (US$13.4 million).

     - During 2002, Olicom evaluated approximately 175 investment proposals and made two investments: in Danacell A/S and Tpack A/S, respectively. The Company has primarily concentrated on the continuing development of its existing portfolio companies. During 2002, total investments in portfolio companies amounted to DKK 53 million (US$7.5 million). At year-end, the Company had investments in eight portfolio companies.

     - Due to difficult market conditions, it was decided during 2002 to wind up four of the Company's investments in portfolio companies. The Company's total loss in 2002 in connection with these investments amounted to DKK
       19.3 million (US$2.7 million).

     - In 2002, the Company continued to fulfill obligations that it assumed in connection with transactions undertaken in connection with business operations that were discontinued in 1999, and entered into
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       transfer agreements as well as other agreements relating to such discontinued business operations. The Company's restructuring has generally been completed with lower costs than expected when the Company announced its 2001 full-year result. Accordingly, a portion of the provisions with respect to the 1999 transactions and subsequent restructuring has been reversed. Some activities in connection with the restructuring are still outstanding.

     - Overview of existing portfolio companies:

                            DKK
PORTFOLIO COMPANY         MILLION   SHARE    BUSINESS AREA
-----------------         -------   ------   -------------
Sifira A/S                 18.0      57.2%   Has developed a number of messaging products, which are
                                             sold to mobile and fixed wire operators and service
                                             providers. Sifira's solutions have been met with
                                             encouraging levels of interest, and contracts have so
                                             far been signed with five companies.
Interactive Television     22.2     100.0%   Interactive TV concepts, especially known for its Hugo
Entertainment ApS (ITE)                      game character, which today is present in more than 30
                                             geographical markets. ITE's main activity is the
                                             publishing of games to PC, Sony PlayStation and
                                             Nintendo Gameboy. ITE is cooperating with leading
                                             producers of mobile phones to develop games for the new
                                             generation of mobile phones.
Hymite A/S                 13.0      19.3%   Develops technology for automated manufacturing of
                                             optical modules and products for sealing such modules
                                             to be deployed within the optical tele and data
                                             communications market. Hymite has several patents
                                             pending with respect to its technology. In 2002, Hymite
                                             signed a number of cooperation agreements with other
                                             companies within the optical industry. Hymite has also
                                             entered into its first commercial contract with one of
                                             the leading companies within the industry.
LH Comlog A/S              12.5      22.5%   Develops and markets fleet management systems for the
                                             transportation industry. The company has developed a
                                             range of mobile data terminals based on GSM and GSP. In
                                             2002, the company completed a web based solution, now
                                             sold on a license and service basis. The company
                                             initiated marketing of its products in the German
                                             market, and the first deliveries have already been
                                             completed.
Scalado AB                 16.3      37.3%   Has developed and applied for three patents for
                                             rendering and transferring digital image information
                                             independent of communication technology. Scalado's
                                             ImageZoom software minimizes the amount of data sent.
                                             The ImageZoom product was introduced in October 2002.
Decuma AB                   5.0       8.5%   Develops and markets handwriting recognition software
                                             for handheld devices like mobile phones, PDAs, PC
                                             Tablets and digital pens. Decuma's products are sold on
                                             an OEM basis. In 2002, Decuma was granted the European
                                             IST Grand Prize of E200,000 due to its unique
                                             technology.
Danacell A/S                1.2      16.7%   Has developed and patented a new type of polymer
                                             membrane electrolyte for use in rechargeable lithium
                                             polymer and lithium ion batteries. Danacell's immediate
                                             plan is to complete development of the technology and
                                             license it to battery manufacturers.

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
                            DKK
PORTFOLIO COMPANY         MILLION   SHARE    BUSINESS AREA
-----------------         -------   ------   -------------
Tpack A/S                   8.5      21.3%   Develops technology and products for suppliers of
                                             optical SONET/SDH transmission systems. Tpack's
                                             solutions target teleoperators, who wish to reduce
                                             their operating expenses without making significant new
                                             investments. Tpack enables operators to expand their
                                             existing network with new data services for IP, VPN and
                                             Ethernet. Tpack has already signed its first major
                                             development contract.

     - In 2003, the Company anticipates concentrating on further development of its existing portfolio companies. Until the Company's cash position has been augmented as a consequence of successful exits, the Company anticipates that investments in new portfolio companies will generally be made only when particularly favorable opportunities are offered. With a view to better exploit the Company's management capabilities, the Company will investigate further developing cooperative relationships with other venture capital companies as well as with institutional investors. Follow-on investments in existing portfolio companies are expected to be approximately DKK 30 million (US$4.2 million) in 2003.

     - With few exceptions, the Company's existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. In general, this task has been impacted by unfavorable market conditions, and therefore, write-offs of further portfolio investments may become necessary. Possible exits from existing portfolio investments are also negatively influenced by the prevailing market conditions. The Company believes that two of its portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers. However, there can be no assurance that a suitable purchaser can be identified, or if identified, that it will agree to purchase a portfolio company at a price determined to be reasonable. During 2003, additional portfolio investments are expected to become ready for exiting. Whether such exits can be implemented is uncertain; as a consequence, the Company's expected result for 2003 does not include possible profits from such exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value thereof during 2003, the Company currently expects a net loss for 2003 of approximately DKK 20 million (US$2.8 million).

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                            SELECTED FINANCIAL DATA

     During 2000, the Company's business activities underwent significant change. Comparison figures for 1998 and 1999 cannot be adjusted to present a comparable view of the Company's present activities and have therefore been omitted.

KEY FIGURES (IN THOUSANDS EXCEPT PER SHARE AMOUNTS):

                                                           2000      2001      2002      2002
                                                            DKK       DKK       DKK      USD*
                                                          -------   -------   -------   ------
CONSOLIDATED STATEMENTS OF INCOME:
Valuation adjustments of affiliated companies...........   (2,609)  (27,739)  (22,790)  (3,218)
Administrative expenses.................................   24,569    17,249    16,733    2,363
INCOME (LOSS) FROM PRIMARY OPERATIONS...................  (27,178)  (44,988)  (39,523)  (5,581)
Other operating income..................................      175       810       593       84
Other operating expenses................................      198       796       598       84
Foreign currency gains and losses.......................   20,132       101      (113)     (16)
Other financial items, etc..............................    5,817     6,820     6,380      901
INCOME (LOSS) BEFORE INCOME TAX.........................   (1,252)  (38,053)  (33,261)  (4,696)
Income tax of net income................................        0         0         0        0
Income of discontinued business operations..............   82,735    42,972    15,025    2,121
NET INCOME (LOSS).......................................   81,483     4,919   (18,236)  (2,575)

BALANCE SHEET DATA:
Working capital.........................................  221,204   181,410   116,902   16,506
Total assets............................................  308,271   286,898   248,718   35,119
Total shareholders' equity at end of year...............  243,100   244,347   227,034   32,057

KEY FIGURES:
Book value per share at end of year.....................    13.96     14.27     13.40     1.89
Share price, at year-end................................    10.96      8.67      4.98     0.70
Return on equity (%)....................................    39.60      2.00     (7.70)   (1.10)
Earnings (loss) per share...............................     4.60      0.28     (1.07)   (0.15)
Weighted average shares outstanding.....................   17,726    17,294    17,035   17,035
Number of employees at end of year......................       10        10        10       10

---------------

The key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and Key Figures 1997" (Den Danske Finansanalytikerforenings "Anbefalinger og N#gletal 1997") on the basis of the Olicom Group's accounting policies.

* For convenience, amounts in DKK have been translated into US$ applying the year-end rate of DKK 7.0822 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.

SAFE HARBOR STATEMENT

     This Summary contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could",

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"may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience.

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